Exhibit 4.3.7

SIXTH AMENDMENT TO THE

PNC FINANCIAL SERVICES GROUP, INC.

INCENTIVE SAVINGS PLAN

WHEREAS, The PNC Financial Services Group, Inc. (the “Corporation”) sponsors The PNC Financial Services Group, Inc. Incentive Savings Plan (the “Plan”); and

WHEREAS, the Corporation has the authority under Article XIV to amend the Plan, and the Corporation wishes to amend the Plan as set forth below.

NOW, THEREFORE, IT IS RESOLVED, that the Plan is hereby amended as follows:

1. Effective July 1, 2004, Annex II to the Plan is amended to delete PFPC Worldwide, Inc. from the list of Participating Employers scheduled on Annex II.

2. Effective July 1, 2004, Section 1.17 of the Plan is amended to provide in its entirety as follows:

1.17 “Eligible Employee” shall mean any Employee, but does not include: (i) Employees covered by a collective bargaining agreement where retirement benefits were the subject of good faith bargaining; (ii) leased employees (as defined in Code Section 414(n)), (iii) effective July 31, 1998, Employees hired and classified by the Employer as construction laborers, (iv) effective February 1, 2001, Employees who on January 31, 2001 satisfied all of the following: (A) they were employed by PNC Mortgage Corp. of America or PNC Mortgage Securities Corp., (B) they were on long-term disability leave and (C) were eligible to participate in the PNC Retirement Savings Plan, (v) effective January 1, 2002, employees classified by an Employer as temporary employees, (vi) prior to September 28, 2001, Employees eligible to participate in the PNC Retirement Savings Plan; (vii) effective for the period from October 22, 2003 through and including December 31, 2003, Employees of AdvisorPort, Inc. a Delaware corporation and wholly-owned subsidiary of PFPC Worldwide, Inc.; (viii) effective for the period beginning on January 1, 2004 and ending on March 31, 2004, Employees of United National Bancorp, its subsidiaries and affiliates, whose employment with PNC begins on or about January 1, 2004 a result of the merger of United National Bancorp and PNC or whose employment begins during said period as a result of being hired during said period and whose compensation is paid from the former United payroll during said period, and such Employees shall first be Eligible Employees on April 1, 2004; and (ix) effective July 1, 2004, all employees of PFPC Worldwide, Inc. and its participating subsidiaries, including employees identified in subsection (vii) above.

3. Effective June 30, 2004, all accruals under the Plan for employees of PFPC Worldwide, Inc. and its participating subsidiaries shall cease. The Plan Manager, in the exercise of his duties, shall cause all Participant Accounts for Participants who are employees of PFPC Worldwide, Inc. and its participating subsidiaries to be valued as of the close of business on June 30, 2004 and shall thereafter direct the Trustee to transfer such Participants’ Accounts (including participant loans) to the Trustee of the trust established to hold assets of The PFPC Inc. Retirement Savings Plan (the “RSP”) for crediting to such Participants’ Accounts under the RSP.

4. The Corporation intends by this Sixth Amendment to cease participation and accruals and to provide for the transfer of Account balances for eligible employees of PFPC Worldwide, Inc. and its participating subsidiaries, effective July 1, 2004, so that such employees will commence participation in the RSP effective July 1, 2004. To the extent that pertinent provisions of the Plan later require conforming changes to embody such intent, the Plan is otherwise deemed to be amended as of July 1, 2004 as if such conforming changes had been made as of July 1, 2004. In all other respects, the provisions of the Plan are hereby ratified and remain in full force and effect.

Executed and adopted by The PNC Financial Services Group, Inc. by its duly authorized delegate this 30th day of June, 2004.

/s/ William E. Rosner
William E. Rosner
Senior Vice President and Chief Human Resources Officer